UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31345 / November 24, 2014

In the Matter of

ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND
ALLIANCEBERNSTEIN L.P.
SANFORD C. BERNSTEIN & COMPANY, LLC
ALLIANCEBERNSTEIN INVESTMENTS, INC.

1345 Avenue of the Americas
New York, New York 10105

(812-14227)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

AllianceBernstein Multi-Manager Alternative Fund, AllianceBernstein L.P., Sanford C.
Bernstein & Company, LLC, and AllianceBernstein Investments, Inc. filed an application on
October 29, 2013 and amendments to the application on May 22, 2014 and October 7, 2014,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting
an exemption from sections 18(c) and 18(i) of the Act, and pursuant to section 17(d) of the Act
and rule 17d-1 under the Act. The order permits certain registered closed-end management
investment companies to issue multiple classes of shares and to impose asset-based distribution
and service fees and contingent deferred sales charges.

On October 31, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31322). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of AllianceBernstein Multi-Manager Alternative Fund, et al., (File No. 812-14227),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary